UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 13, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S FOURTH QUARTER 2013 NET INCOME TOTALED $23.9 MILLION, OR $0.62 PER SHARE,

FULL-YEAR 2013 NET INCOME REACHED $84.8 MILLION, OR $2.21 PER SHARE

PANAMA CITY, February 13, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the Fourth Quarter and Full Year ended December 31, 2013.

Fourth Quarter and Full-Year 2013 Business Highlights

•	Fourth quarter 2013 Net Income (1) of $23.9 million, or $0.62 per share, increased $1.1 million, or 5% quarter-on-quarter, as the Bank´s continued improvement in business profitability compensated losses in non-core activities. Quarterly Net Income decreased 3% year-on-year, mainly due to results from non-core operations. Excluding non-core items (2), the Bank’s Business Net Income (3) increased 1% quarter-on-quarter and 22% year-on-year.

•	Full-Year 2013 Net Income totaled $84.8 million, or $2.21 per share, compared to $93.0 million, or $2.46 per share in 2012, a decrease of 9%, mainly due to losses from non-core investments in 2013. Excluding the results from these investments and the non-recurring gain on the sale of premises in 2012, Business Net Income increased by 7% in 2013, fueled by robust average commercial portfolio growth, and rising net interest margin and fee income, as portfolio quality remained solid, and operating expenses declined 3% YoY.

•	The Commercial Division’s EoP portfolio balances totaled $6.6 billion as of December 31, 2013 (+1% QoQ; +11% YoY), reflecting the Region’s diverse, but overall largely positive growth dynamics, and Bladex’s competitive edge. Yearly average Commercial Portfolio balances reached $6.3 billion, a $0.9 billion, or 17%, increase compared to $5.4 billion in 2012, while fourth quarter 2013 average balances reached $6.5 billion (-3% QoQ; +14% YoY).

•	Credit disbursements in 2013 increased 26% to $14.3 billion, yet another record level for the Bank, compared to $11.3 billion disbursed in 2012, on the basis of robust credit demand. Quarterly credit disbursements totaled $3.5 billion in the fourth quarter 2013, a $0.2 billion, or 6%, increase compared to the previous quarter, and nearly unchanged from the $3.5 billion disbursed in the fourth quarter of 2012.

•	Fees and commissions totaled $13.7 million in 2013, an increase of $3.6 million, or 36%, compared to $10.0 million in 2012, a result of increased activity of the letter of credit business, as well as higher loan intermediation fees from mandated transactions, as the Bank solidified its track record of successful syndications. On a quarterly comparison, fees and commissions totaled $4.7 million in the fourth quarter of 2013 (+$0.9 million, or 25%, QoQ; +$1.4 million, or 43%, YoY).

•	On December 10, 2013, the Bank’s Board of Directors approved an increase in quarterly dividends distributed to holders of common shares from $0.30 to $0.35 per share, corresponding to the fourth quarter of 2013. This 17% increase in quarterly dividends reaffirmed the Bank’s commitment to continuing its established dividend approach in function of the development and growth of the Bank’s business.

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Full-Year and Fourth Quarter 2013 results: “Yet again, Bladex posted strong business results this quarter, as the Bank walked a cautious path, positioning its origination focus in the context of the movements of liquidity in Latin American markets. A trend of tight margins on the back of ample liquidity that commenced late in the third quarter continued well into the fourth quarter, until more clarity on the direction of rate movements returned late in the quarter. While credit demand from corporations and banks continued to be strong, Bladex chose to grow its Commercial Portfolio selectively in order to stabilize average net margins. Business metrics continued to improve this quarter, as overall asset quality remained strong, fee income rose, and costs were well-controlled.

Full-year 2013 results show that Bladex continues to move in the right direction. Average portfolio growth, net interest margin evolution, and fee income generation were stronger than what the fundamentals – a competitive environment in the financial sectors and debt capital markets, more moderate underlying average GDP growth in the Region, and the evolution of trade flow growth - would seem to suggest. This growth was achieved without compromising credit quality, as the portfolio mix shifted throughout the year towards better-quality clients, and average tenors were maintained. For the first time in several years of continually investing in our skilled workforce and regional footprint, we did more with less this year, with the overall expense base decreasing year-on-year as our client-focused efficiency drive gains momentum.

2

As mentioned before, this year also saw our exposure to market volatility and non-recurring items greatly reduced compared to prior years. While this did not suffice to entirely offset non-core results, it did allow us, together with the increasing strength of our business, to absorb them while maintaining positive earnings trends. We will continue on the path of reducing non-core activities following a clearly-defined exit strategy. But our main focus remains further strengthening our business, diversifying and differentiating our product and service offerings to enhance fee and commission income, improving service levels, and managing our portfolio exposures to maximize returns on capital at risk.

Despite the ebbs and flows of the markets, Bladex has always followed a balanced approach towards supporting growth and economic integration in Latin America. In 2014, Bladex celebrates 35 years of providing financial solutions to clients in Latin America. As a result of this long and successful track record of operating across Latin America’s diverse economies, working with companies and institutions involved in foreign trade, the Bank has gained an intimate knowledge of the Region´s strengths and weaknesses, and has contributed to Latin America’s progress over the years towards greater integration, stability, and prosperity. This expertise compels us to view the Region´s future – and Bladex´s own prospects – with cautious optimism. This view is underscored by the dividend increase recently declared by the Board of Directors,” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of December 31, 2013, the Commercial Division’s Portfolio balances totaled $6.6 billion, a 1% increase compared to the previous quarter, and a $0.7 billion, or 11%, increase from the balances as of December 31, 2012. The year-on-year increase was mainly attributable to growing demand in the Bank’s client base of corporations (+20%), and financial institutions (+9%), partially offset by a 14% decrease in the middle-market companies segment, which accounted for 9% of the Portfolio as of December 31, 2013.

3

On an annual average basis, the Commercial Portfolio reached $6.3 billion, a $0.9 billion, or 17%, increase compared to average balances of $5.4 billion during the year ended December 31, 2012. The Commercial Portfolio’s quarterly average balances reached $6.5 billion in the fourth quarter 2013, a 3% decrease compared to the previous quarter, and a $0.8 billion, or 14%, increase compared to the fourth quarter 2012.

The Commercial Portfolio continued to be short-term and trade-related in nature: $4.5 billion, or 73%, of the Commercial Portfolio matures within one year. Trade financing operations represented 58% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification of corporate and middle-market companies across industry segments:

4

Credit disbursements in 2013 increased 26% to $14.3 billion, a new record level, compared to $11.3 billion disbursed in 2012, as credit demand strengthened. From a quarterly perspective, credit disbursements totaled $3.5 billion in the fourth quarter of 2013, a $0.2 billion, or 6%, increase compared to the previous quarter, and nearly unchanged from the disbursement levels in the fourth quarter of 2012.

5

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	2013	2012	4Q13	3Q13	4Q12
Commercial Division:
Net interest income	$115.1	$110.0	$27.8	$31.4	$28.6
Non-interest operating income (4)	15.3	12.2	5.2	4.1	4.0
Net operating revenues (5)	130.4	122.2	33.0	35.5	32.6
Operating expenses	(40.9)	(38.3)	(10.3)	(10.4)	(11.4)
Net operating income (6)	89.5	83.9	22.7	25.1	21.2
Reversal of provision for loan and off-balance sheet credit losses, net	1.2	12.4	2.7	1.2	9.9
Recoveries, net of impairment of assets	0.1	0.0	0.1	0.0	0.0
Net Income Attributable to Bladex Stockholders	$90.8	$96.3	$25.5	$26.3	$31.1

4Q13 vs. 3Q13

The Commercial Division’s fourth quarter 2013 Net Income totaled $25.5 million, compared to $26.3 million in the third quarter 2013. The $0.8 million, or 3%, decrease was primarily driven by a decrease in net interest income (-$3.6 million, or 11%), mainly attributable to lower average lending rates (-19 bps) and average loan portfolio balances (-3%), as the Bank opted to grow more selectively in order to stabilize net margins, as ample liquidity prevailed in markets during most of the quarter. Partially offsetting these factors were: (i) a $1.5 million increase in reversals of provisions for credit losses, reflecting recoveries on loans charged off in prior years, and an improved risk profile of the Bank’s portfolio composition in terms of client and country exposures; (ii) a $1.1 million, or 27%, increase in non-interest operating income, mainly from higher commissions from loan intermediation activities; and (iii) a $0.1 million, or 1%, decrease of allocated operating expenses.

4Q13 vs. 4Q12

The Division’s quarterly Net Income decreased by $5.6 million, or 18%, compared to $31.1 million achieved in the fourth quarter 2012, due to a $7.2 million decrease in reversals of provision for credit losses, mainly due to the one-time release of specific reserves in the fourth quarter of 2012. The Division’s Net Operating Income, which excludes the effect of reversals (provisions) for credit losses, increased 7% year-on-year to $22.7 million, as a result of (i) a decrease of $1.1 million, or 10%, in allocated operating expenses, and (ii) a $0.4 million, or 1%, increase in net operating revenues attributable to a $1.2 million, or 30% increase in non-interest operating income, from higher commissions from the letters of credit business and loan intermediation activities, partially offset by a $0.8 million, or 3%, decrease in net interest income, mainly from lower average lending rates, which more than offset the increase in average loan portfolio balances.

6

2013 vs. 2012

The Commercial Division’s full-year 2013 Net Income amounted to $90.8 million, compared to $96.3 million for the year ended December 31, 2012, mainly attributable to an $11.2 million reduction in reversal of provisions for loan and off-balance sheet credit losses, mostly related to reversals of specific reserves in 2012. Excluding the effect of reversals (provisions) for credit losses, the Division achieved Net Operating Income of $89.5 million, a 7% increase compared to 2012, as a result of: (i) a $5.1 million, or 5%, increase in net interest income, mainly from higher average loan portfolio balances (+17%); (ii) a $3.1 million, or 25%, increase in non-interest operating income, as the result of higher loan intermediation fees from mandated transactions, and an increase in the activity of the letters of credit business; and partially offset by (iii) a $2.6 million, or 7%, increase in allocated operating expenses.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, and the management of the Bank’s interest rate, liquidity, price, and currency risks. After the sale of the former Bladex Asset Management unit in April of 2013, the Treasury Division also incorporates the Bank´s remaining participation in investment funds. Bladex will continue to consolidate its participation in the Alpha4X Offshore Feeder Fund (“Feeder Fund”) under prevailing accounting rules while its participation exceeds 50%.  Bladex´s participation in the Feeder Fund was 55.87% as of December 31, 2013, the same level as of September 30, 2013, compared to 98.06% as of December 31, 2012.

The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

The Bank’s liquid assets (12) totaled $831 million as of December 31, 2013, compared to $877 million as of September 30, 2013, and $690 million as of December 31, 2012, as the Bank maintained its proactive approach to liquidity management. As of these dates, the liquid assets to total assets ratio was 11.1%, 11.5%, and 10.2%, respectively.

As of December 31, 2013, the securities available-for-sale portfolio totaled $334 million, compared to $330 million as of September 30, 2013, and $183 million as of December 31, 2012, mainly as a result of portfolio additions made in 2013. As of December 31, 2013, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 61% of which were multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

7

Deposit balances stood at $2.4 billion as of December 31, 2013, a 16% decrease compared to the previous quarter, and a 2% year-on-year increase, as the Bank moved to extend the tenor structure of its short-term funding base towards the end of the year. Deposits represented 36% of total liabilities at the end of the fourth quarter 2013, compared to 42% in the previous quarter, and 39% in the fourth quarter 2012. Short-term borrowings and debt, including Repos, totaled $3.0 billion as of December 31, 2013, a 13% quarter-on-quarter increase, and a 86% year-on-year increase, while long-term borrowings and debt totaled $1.2 billion, a 1% quarter-on-quarter increase and a 39% year-on-year decrease, as the Bank opted to pre-pay medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management. Consequently, weighted average funding costs for the year ended December 31, 2013 were 1.33%, a decrease of 30 bps, or 18%, compared to 1.63% for the year ended December 31, 2012. Quarterly weighted average funding cost decreased to 1.16% in the fourth quarter 2013, compared to 1.18% in the previous quarter, and 1.84% in the fourth quarter 2012.

(US$ million)	2013	2012	4Q13	3Q13	4Q12
Treasury Division:
Net interest income (loss)	$8.0	$(5.0)	$3.3	$5.2	$(4.4)
Non-interest operating income (loss) (4)	(4.8)	14.6	(4.2)	(9.2)	2.9
Net operating revenues (losses) (5)	3.2	9.6	(0.9)	(4.0)	(1.5)
Operating expenses	(13.4)	(17.5)	(3.4)	(2.5)	(4.8)
Net operating loss (6, 7)	(10.2)	(7.9)	(4.3)	(6.5)	(6.3)
Net income (loss) attributable to the redeemable noncontrolling interest	(4.2)	0.3	(2.7)	(2.9)	0.1
Net Loss Attributable to Bladex Stockholders	$(6.0)	$(8.2)	$(1.6)	$(3.6)	$(6.4)

4Q13 vs. 3Q13

The Treasury Division reported a Net Loss of $1.6 million in the fourth quarter of 2013, compared to a Net Loss of $3.6 million in the third quarter of 2013. The $2.0 million improvement was mostly attributable to a $5.0 million, or 54%, positive variation in non-interest operating income, mainly due to decreased losses from the investment funds and gains on sale of securities available-for-sale, partially offset by a $1.9 million, or 37%, decrease in net interest income primarily from lower interest income from the investment funds, and a $0.9 million, or 36%, increase in allocated operating expenses mainly associated with expenses from the investment funds.

8

4Q13 vs. 4Q12

The Division recorded a Net Loss of $1.6 million for the fourth quarter 2013, compared to a Net Loss of $6.4 million reported in the fourth quarter 2012, a positive variation of $4.8 million, or 75%, mainly driven by a $7.7 million increase in net interest income, primarily from lower average funding costs and higher average investment securities balances and rates, and a $1.4 million, or 29%, decrease in operating expenses mainly from lower allocated overhead expenses, both positive effects partially offset by a $7.1 million decrease in non-interest operating income attributable to losses in the investment funds, net of the $2.8 million net loss attributed to the redeemable non-controlling interest.

2013 vs. 2012

The Treasury Division reported a $6.0 million Net Loss for the year ended December 31, 2013, compared to a Net Loss of $8.2 million for the year ended December 31, 2012, as the $19.4 million decrease in non-interest operating income, mainly from the negative variation in the results from participation in investment funds and lower gains on sale of securities available-for-sale, was partially offset by the combined effects of: (i) a $13.0 million increase in net interest income, mainly from higher average investment securities, lower average cost of funds, and an improved result from interest rate gap management; (ii) a $4.1 million decrease in allocated operating expenses; and (iii) a $4.5 million positive variation in net income attributable to the redeemable non-controlling interest in the funds.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

9

(US$ million, except percentages and per share amounts)	2013	2012	4Q13	3Q13	4Q12
Net Interest Income	$123.1	$105.0	$31.1	$36.6	$24.2
Net Operating Income (Loss) by Business Segments:
Commercial Division	$89.5	$83.9	$22.7	$25.1	$21.2
Treasury Division	$(10.2)	$(7.9)	$(4.3)	$(6.5)	$(6.3)
Net Operating Income	$79.3	$76.0	$18.4	$18.6	$14.9
Net Income - business segments	$80.6	$88.4	$21.2	$19.8	$24.8
Net Income (Loss) attributable to the redeemable noncontrolling interest	$(4.2)	$0.3	$(2.7)	$(2.9)	$0.1
Net Income attributable to Bladex Stockholders - business segments	$84.8	$88.1	$23.9	$22.8	$24.7
Other income unallocated - Gain on sale of premises and equipment	$0.0	$5.6	$0.0	$0.0	$0.0
Net loss from discontinued operations	$0.0	$(0.7)	$0.0	$0.0	$(0.1)
Net Income attributable to Bladex Stockholders	$84.8	$93.0	$23.9	$22.8	$24.6

Net Income per Share (8)	$2.21	$2.46	$0.62	$0.59	$0.64
Book Value per common share (period end)	$22.24	$21.67	$22.24	$22.17	$21.67
Return on Average Equity (“ROE”)	10.0%	11.6%	11.0%	10.7%	11.9%
Business Return on Average Equity ("Business ROE") (9)	10.6%	10.4%	12.6%	12.6%	10.7%
Return on Average Assets (“ROA”)	1.2%	1.5%	1.3%	1.2%	1.6%
Business Return on Average Assets (“Business ROA”)	1.3%	1.4%	1.5%	1.4%	1.4%
Net Interest Margin	1.75%	1.70%	1.69%	1.96%	1.54%
Efficiency Ratio (10)	41%	42%	43%	41%	52%
Business Efficiency Ratio (11)	37%	43%	35%	34%	56%

Liquid Assets / Total Assets (12)	11.1%	10.2%	11.1%	11.5%	10.2%
Liquid Assets / Total Deposits	35.2%	29.8%	35.2%	31.2%	29.8%

Non-Accruing Loans to Total Loans, net	0.1%	0.0%	0.1%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.3%	1.2%	1.2%	1.3%

Total Assets	$7,471	$6,756	$7,471	$7,613	$6,756

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2013	2012	4Q13	3Q13	4Q12
Net Interest Income ("NII")

Commercial Division	$115.1	$110.0	$27.8	$31.4	$28.6
Treasury Division (i)	13.2	(0.0)	3.3	5.3	(1.0)
Consolidated NII from Commercial Activities	128.3	110.0	31.1	36.7	27.6
Amortization of free-standing financial instruments	(2.6)	(5.0)	0.0	(0.1)	(3.4)
Accelerated amortization of commissions from debt prepayment	(2.6)	0.0	0.0	0.0	0.0
Total NII	$123.1	$105.0	$31.1	$36.6	$24.2

Consolidated Net Interest Margin (ii)	1.83%	1.78%	1.69%	1.96%	1.76%
Total Net Interest Margin (iii)	1.75%	1.70%	1.69%	1.96%	1.54%

(i) Net interest income, excluding the amortization of free-standing financial instruments and accelerated amortization of commissions from debt pre-payments.

(ii) Consolidated Net interest income from Commercial Activities, excluding the amortization of free-standing financial instruments and accelerated amortization of commissions from debt pre-payments assigned to the Treasury Division, divided by the average balance of interest-earning assets.

(iii) Total Net interest income divided by the average balance of interest-earning assets.

10

4Q13 vs. 3Q13

During the fourth quarter 2013, net interest income reached $31.1 million, compared to $36.6 million in the previous quarter. The $5.5 million, or 15%, decrease from the previous quarter was driven by: (i) a $3.7 million overall decrease in net interest income due to lower average yields, mainly in the loan portfolio (-19 bps), and lower net interest income from investment funds, and (ii) a $1.8 million overall decrease in net interest income from lower average balances, mainly in the loan portfolio (-3%).

4Q13 vs. 4Q12

Net interest income increased $6.8 million, or 28%, compared to the fourth quarter 2012, primarily driven by higher average interest earning asset balances (+17%), mainly from higher average investment securities balances (+73%) and loan portfolio balances (+13%), along with a shift in the funding base towards shorter original term tenors, and a decrease of $3.4 million in amortization expense for financial instruments which matured in the third quarter 2013.

2013 vs. 2012

During 2013, net interest income reached $123.1 million, compared to $105.0 million in 2012. The $18.1 million, or 17%, increase was primarily driven by a $33.7 million overall increase in net interest income from higher average interest-earning assets and interest-bearing liabilities; mostly from higher average loan portfolio (+17%) and investment securities balances (+36%), and a shift in the funding composition to shorter tenors, partially offset by a $15.6 million overall decrease in net interest income as a result of lower average interest rates on the Bank’s assets (-18 bps) and liabilities (-30 bps).

Net interest margin increased 5 bps to 1.75% in 2013 compared to 1.70% in 2012, primarily reflecting lower cost of funds.

FEES AND COMMISSIONS

(US$ million)	2013	2012	4Q13	3Q13	4Q12
Letters of credit	$9.3	$7.6	$2.5	$3.2	$1.5
Loan fees	4.2	2.2	2.0	0.6	1.8
Other*	0.2	0.3	0.2	(0.1)	0.0
Fees and Commissions, net	$13.7	$10.0	$4.7	$3.8	$3.3
* Net of commission expenses

11

Fees and commissions totaled $4.7 million in the fourth quarter 2013, a $0.9 million, or 25%, increase compared to $3.8 million in the previous quarter, mainly from higher loan intermediation fees generated as mandated lead arranger in structured syndicated transactions. The $1.4 million, or 43%, increase in fees compared to the fourth quarter of 2012, was primarily the result of increased activity in the letters of credit business.

For 2013, fees and commissions totaled $13.7 million, an increase of $3.6 million, or 36%, compared to $10.0 million in 2012, mostly driven by loan intermediation fees activities (+96%), mainly from mandated transactions, and increased commissions from letter of credit business (+21%).

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Dec-12	31-Mar-13	30-Jun-13	30-Sep-13	31-Dec-13
Allowance for Loan Losses:

Balance at beginning of the period	$83.0	$73.0	$70.8	$68.1	$72.0
Provisions (reversals)	(8.3)	(2.2)	(2.7)	3.9	(0.7)
Charge-offs, net of recoveries	(1.7)	0.0	-	-	1.4
End of period balance	$73.0	$70.8	$68.1	$72.0	$72.7

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$6.4	$4.8	$7.3	$12.4	$7.3
Provisions (reversals)	(1.5)	2.4	5.1	(5.1)	(2.0)
End of period balance	$4.8	$7.3	$12.4	$7.3	$5.3

Total Allowance for Credit Losses	$77.8	$78.1	$80.5	$79.3	$78.0

The allowance for loan and off-balance sheet credit losses totaled $78.0 million as of December 31, 2013, compared to $79.3 million as of September 30, 2013, and $77.8 million as of December 31, 2012. The $1.3 million quarter-on-quarter net decrease was mainly due to improved client and country risk exposures. The $0.2 million year-on-year net increase in the total allowance for credit losses was mainly driven by higher end-of-period commercial portfolio balances and a $1.0 million specific loan loss reserve assigned to a $3.1 million exposure, partially offset by an improved risk profile of the Bank’s portfolio composition in terms of client and country exposures.

The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 118 bps as of December 31, 2013, compared to 120 bps as of September 30, 2013, and compared to 131 bps as of December 31, 2012.

12

As of December 31, 2013, the Bank had $3.1 million in non-accrual loans (or 0.05% of loan portfolio), compared to nil loans in non-accrual status as of September 30, 2013, and December 31, 2012.

OPERATING EXPENSES

(US$ million)	2013	2012	4Q13	3Q13	4Q12
Salaries and other employee expenses	$31.7	$33.2	$7.4	$8.1	$10.1
Depreciation and amortization of equipment and leasehold improvements	2.7	2.3	0.7	0.7	0.6
Professional services	4.0	4.1	1.6	0.8	1.4
Maintenance and repairs	1.5	1.9	0.4	0.4	0.5
Expenses from the investment funds	2.6	3.0	0.6	(0.1)	0.7
Other operating expenses	11.7	11.4	3.0	3.0	2.9
Total Operating Expenses	$54.3	$55.8	$13.6	$12.9	$16.2

Quarterly Variation

Operating expenses in the fourth quarter 2013 totaled $13.6 million, a $0.7 million, or 6%, increase compared to $12.9 million in the third quarter 2013, and a $2.6 million, or 16%, decrease compared to $16.2 million in the fourth quarter 2012. The quarter-on-quarter increase in operating expenses was primarily attributable to higher professional fees and expenses from the investment funds, which more than offset the decrease in salaries and employee related expenses, while the year-on-year decrease was mainly due to a reduction in payroll and performance related expenses.

The Bank’s fourth quarter 2013 efficiency ratio stood at 43%, compared to 41% in the previous quarter 2013, and 52% in the fourth quarter 2012. The Business Efficiency Ratio, which excludes non-core revenues and expenses from investment funds, was 35% for the fourth quarter 2013, compared to 34% and 56% in the third quarter 2013 and fourth quarter 2012, respectively. The ratio of operating expenses to average assets was 74 bps, compared to 69 bps in the previous quarter, and 103 bps in the fourth quarter 2012.

Annual Variation

During 2013, the Bank’s operating expenses totaled $54.3 million, compared to $55.8 million in 2012. The $1.5 million, or 3%, year-on-year decrease was mainly attributable to lower salary and other employee related expenses.

The Bank’s 2013 efficiency ratio improved to 41%, compared to 42% in 2012. The Bank’s 2013 Business Efficiency Ratio improved to 37%, compared to 43% in 2012, as business operating revenues grew and operating expenses decreased. The Bank’s operating expenses to average assets ratio improved to 77 bps in 2013, compared to 90 bps in 2012.

13

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	31-Dec-13	30-Sep-13	31-Dec-12
Tier 1 Capital (13)	$868	$866	$826
Total Capital (14)	$937	$934	$883
Risk-Weighted Assets	$5,473	$5,439	$4,609
Tier 1 Capital Ratio (13)	15.9%	15.9%	17.9%
Total Capital Ratio (14)	17.1%	17.2%	19.2%
Stockholders’ Equity	$858	$853	$826
Stockholders’ Equity to Total Assets	11.5%	11.2%	12.2%
Accumulated other comprehensive income (loss) ("OCI")	$(13)	$(17)	$(1)
Leverage (times) (15)	8.7	8.9	8.2

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of December 31, 2013, the Bank’s Tier 1 capital ratio was 15.9%, unchanged versus September 30, 2013, and compared to 17.9% as of December 31, 2012. The Bank’s leverage as of these dates was 8.7x, 8.9x, and 8.2x, respectively.

The Bank’s common shares outstanding totaled 38.6 million as of December 31, 2013, compared to 38.5 million as of September 30, 2013, and 38.1 million as of December 31, 2012.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(2)	Non-Core Items includes: gains on sale of premises and equipment, net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds trading, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(4)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the investment funds.

(5)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(6)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

14

(7)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds and (vii) allocated operating expenses.

(8)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(9)	Business ROE: Annualized Business Net Income divided by average stockholders’ equity.

(10)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(11)	The Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds trading.

(12)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(15)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

15

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2013, Bladex had disbursed accumulated credits of approximately $205 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s full-year and quarterly results on Friday, February 14, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 45158869.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

16

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2013	September 30, 2013	December 31, 2012	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$840	$891	$707	$(51)	(6)%	$133	19%
Trading assets	0	0	5	0	n.m. (*)	(5)	(100)
Securities available-for-sale	334	330	183	4	1	151	83
Securities held-to-maturity	34	32	34	2	6	0	0
Investment funds	119	125	106	(6)	(5)	13	12
Loans	6,148	6,191	5,716	(43)	(1)	432	8
Less:
Allowance for loan losses	73	72	73	1	1	0	0
Unearned income and deferred fees	7	6	7	1	17	0	0
Loans, net	6,069	6,112	5,635	(43)	(1)	434	8

Customers' liabilities under acceptances	1	49	1	(48)	(98)	0	0
Accrued interest receivable	41	38	38	3	8	3	8
Equipment and leasehold improvements, net	10	11	13	(1)	(9)	(3)	(23)
Derivative financial instruments used for hedging - receivable	15	14	19	1	7	(4)	(21)
Other assets	8	11	15	(3)	(27)	(7)	(47)

TOTAL ASSETS	$7,471	$7,613	$6,756	$(142)	(2)%	$715	11%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$63	$47	$132	$16	34%	($69)	(52)%
Time	2,298	2,768	2,185	(470)	(17)	113	5
Total Deposits	2,361	2,815	2,317	(454)	(16)	44	2

Trading liabilities	0	0	32	0	n.m. (*)	(32)	(100)
Securities sold under repurchase agreements	286	188	158	98	52	128	81
Short-term borrowings and debt	2,705	2,466	1,449	239	10	1,256	87
Acceptances outstanding	1	49	1	(48)	(98)	0	0
Accrued interest payable	14	19	18	(5)	(26)	(4)	(22)
Long-term borrowings and debt	1,154	1,138	1,906	16	1	(752)	(39)
Derivative financial instruments used for hedging - payable	9	11	12	(2)	(18)	(3)	(25)
Reserve for losses on off-balance sheet credit risk	5	7	5	(2)	(29)	0	0
Other liabilities	28	15	28	13	87	0	0
TOTAL LIABILITIES	$6,563	$6,708	$5,927	$(145)	(2)%	$636	11%

Redeemable noncontrolling interest	50	53	3	(3)	(6)	47	1,567

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	119	119	121	0	0	(2)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	459	460	422	(1)	(0)	37	9
Accumulated other comprehensive loss	(13)	(17)	(1)	4	(24)	(12)	1,200
Treasury stock	(82)	(84)	(91)	2	(2)	9	(10)

TOTAL STOCKHOLDERS' EQUITY	$858	$853	$826	$5	1%	$32	4%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,471	$7,613	$6,756	$(142)	(2)%	$715	11%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2013	September 30, 2013	December 31, 2012	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$49,932	$56,003	$49,577	$(6,071)	(11)%	$355	1%
Interest expense	(18,864)	(19,410)	(25,329)	546	(3)	6,465	(26)

NET INTEREST INCOME	31,068	36,593	24,248	(5,525)	(15)	6,820	28

Reversal of provision (provision) for loan losses	677	(3,901)	8,332	4,578	(117)	(7,655)	(92)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	31,745	32,692	32,580	(947)	(3)	(835)	(3)

OTHER INCOME (EXPENSE):
Reversal of provision for losses on off-balance sheet credit risk	2,031	5,136	1,536	(3,105)	(60)	495	32
Fees and commissions, net	4,681	3,754	3,283	927	25	1,398	43
Derivative financial instrument and hedging	54	(559)	(470)	613	(110)	524	(111)
Recoveries, net of impairment of assets	108	0	0	108	n.m. (*)	108	n.m. (*)
Net gain (loss) from investment funds trading	(4,974)	(8,075)	3,113	3,101	(38)	(8,087)	(260)
Net gain (loss) from trading securities	(59)	69	(241)	(128)	(186)	182	(76)
Net gain on sale of securities available-for-sale	561	0	0	561	n.m. (*)	561	n.m. (*)
Net gain (loss) on foreign currency exchange	(24)	(654)	321	630	(96)	(345)	(107)
Other income, net	735	407	856	328	81	(121)	(14)
NET OTHER INCOME	3,113	78	8,398	3,035	3,891	(5,285)	(63)

OPERATING EXPENSES:
Salaries and other employee expenses	(7,396)	(8,109)	(10,078)	713	(9)	2,682	(27)
Depreciation and amortization of equipment and leasehold improvements	(670)	(687)	(638)	17	(2)	(32)	5
Professional services	(1,602)	(813)	(1,405)	(789)	97	(197)	14
Maintenance and repairs	(408)	(408)	(498)	0	0	90	(18)
Expenses from the investment funds	(559)	114	(745)	(673)	(590)	186	(25)
Other operating expenses	(3,006)	(2,991)	(2,861)	(15)	1	(145)	5
TOTAL OPERATING EXPENSES	(13,641)	(12,894)	(16,225)	(747)	6	2,584	(16)

Net income from continuing operations	$21,217	$19,876	$24,753	$1,341	7	$(3,536)	(14)

Net income (loss) from discontinued operations	0	0	$(89)	0	n.m. (*)	89	(100)

Net income	$21,217	$19,876	$24,664	$1,341	7	$(3,447)	(14)

Net income (loss) attributable to the redeemable noncontrolling interest	(2,693)	(2,950)	86	257	(9)	(2,779)	(3,231)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$23,910	$22,826	$24,578	$1,084	5%	$(668)	(3)%

PER COMMON SHARE DATA:
Basic earnings per share	0.62	0.59	0.64
Diluted earnings per share	0.62	0.59	0.64

Weighted average basic shares	38,531	38,459	38,144
Weighted average diluted shares	38,726	38,672	38,397

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.2%	1.6%
Return on average stockholders' equity	11.0%	10.7%	11.9%
Net interest margin	1.69%	1.96%	1.54%
Net interest spread	1.51%	1.78%	1.26%
Operating expenses to total average assets	0.74%	0.69%	1.03%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

EXHIBIT III

	FOR THE YEAR ENDED
	December 31, 2013	December 31, 2012
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$123,092	$104,977
Fees and commissions, net	13,669	10,021
Reversal of provision for loan and off-balance sheet credit losses, net	1,217	12,389
Derivative financial instrument and hedging	353	71
Recoveries, net of impairment of assets	108	0
Net gain (loss) from investment funds trading	(6,702)	7,011
Net gain from trading securities	3,221	11,234
Net gain on sale of securities available-for-sale	1,522	6,030
Net loss on foreign currency exchange	(3,834)	(10,525)
Gain on sale of premises and equipment	0	5,626
Other income, net	2,232	2,986
Operating expenses	(54,306)	(55,814)
Net income from continuing operations	80,572	94,006
Net loss from discontinued operations	(4)	(681)
Net income	$80,568	$93,325
Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	293
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$84,753	$93,032

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	368	222
Investment funds	119	106
Loans, net	6,069	5,635
Total assets	7,471	6,756
Deposits	2,361	2,317
Securities sold under repurchase agreements	286	158
Short-term borrowings and debt	2,705	1,449
Long-term borrowings and debt	1,154	1,906
Total liabilities	6,563	5,927
Stockholders' equity	858	826

PER COMMON SHARE DATA:
Basic earnings per share	2.21	2.46
Diluted earnings per share	2.20	2.45
Book value (period average)	22.03	21.26
Book value (period end)	22.24	21.67

(In thousand):
Weighted average basic shares	38,406	37,824
Weighted average diluted shares	38,533	37,938
Basic shares period end	38,573	38,145

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.2%	1.5%
Return on average stockholders' equity	10.0%	11.6%
Net interest margin	1.75%	1.70%
Net interest spread	1.55%	1.44%
Operating expenses to total average assets	0.77%	0.90%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.1%	0.0%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.2%	1.3%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.1%	2.1%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.5%	12.2%
Tier 1 capital to risk-weighted assets	15.9%	17.9%
Total capital to risk-weighted assets	17.1%	19.2%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2013	December 31, 2012	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$205,303	$192,437	$12,866	7%
Interest expense	(82,211)	(87,460)	5,249	(6)

NET INTEREST INCOME	123,092	104,977	18,115	17

Reversal of provision for loan losses	1,598	8,343	(6,745)	(81)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION
FOR LOAN LOSSES	124,690	113,320	11,370	10

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(381)	4,046	(4,427)	(109)
Fees and commissions, net	13,669	10,021	3,648	36
Derivative financial instrument and hedging	353	71	282	397
Recoveries, net of impairment of assets	108	0	108	n.m. (*)
Net gain (loss) from investment funds trading	(6,702)	7,011	(13,713)	(196)
Net gain from trading securities	3,221	11,234	(8,013)	(71)
Net gain on sale of securities available-for-sale	1,522	6,030	(4,508)	(75)
Net loss on foreign currency exchange	(3,834)	(10,525)	6,691	(64)
Gain on sale of premises and equipment	0	5,626	(5,626)	(100)
Other income, net	2,232	2,986	(754)	(25)
NET OTHER INCOME	10,188	36,500	(26,312)	(72)

OPERATING EXPENSES:
Salaries and other employee expenses	(31,702)	(33,171)	1,469	(4)
Depreciation and amortization of equipment and leasehold improvements	(2,747)	(2,269)	(478)	21
Professional services	(4,010)	(4,053)	43	(1)
Maintenance and repairs	(1,529)	(1,936)	407	(21)
Expenses from the investment funds	(2,589)	(2,953)	364	(12)
Other operating expenses	(11,729)	(11,432)	(297)	3
TOTAL OPERATING EXPENSES	(54,306)	(55,814)	1,508	(3)

Net income from continuing operations	$80,572	$94,006	$(13,434)	(14)

Net loss from discontinued operations	(4)	(681)	$677	(99)

Net income	$80,568	$93,325	$(12,757)	(14)

Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	293	(4,478)	(1,528)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$84,753	$93,032	$(8,279)	(9)%

(*)	"n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2013			September 30, 2013			December 31, 2012
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$681	$0.4	0.25%	$595	$0.4	0.25%	$521	$0.4	0.28%
Loans, net of unearned income & deferred loan fees	6,121	47.2	3.01	6,317	51.6	3.20	5,400	47.3	3.43
Non-accrual loans	0	0.0	0.00	0	0.0	n.m. (*)	14	0.6	15.43
Trading assets	(0)	0.0	0.00	0	0.0	0.00	5	0.0	0.00
Investment securities	375	2.3	2.41	361	2.3	2.46	212	1.2	2.16
Investment funds	125	0.0	0.11	132	1.7	5.08	106	0.2	0.56

TOTAL INTEREST EARNING ASSETS	$7,302	$49.9	2.68%	$7,406	$56.0	2.96%	$6,259	$49.6	3.10%

Non interest earning assets	81			105			54
Allowance for loan losses	(73)			(68)			(79)
Other assets	13			13			15

TOTAL ASSETS	$7,323			$7,456			$6,249

INTEREST BEARING LIABILITIES
Deposits	$2,400	$2.7	0.45%	$2,663	$3.3	0.48%	$2,204	$3.6	0.63%
Trading liabilities	0	0.0	0.00	1	0.0	0.00	38	0.0	0.00
Investment funds	0	0.5	n.m. (*)	0	0.8	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,786	7.8	1.09	2,708	7.8	1.12	1,202	5.8	1.87
Long-term borrowings and debt (**)	1,163	7.9	2.65	1,084	7.6	2.73	1,949	16.0	3.20

TOTAL INTEREST BEARING LIABILITIES	$6,349	$18.9	1.16%	$6,456	$19.4	1.18%	$5,393	$25.3	1.84%

Non interest bearing liabilities and other liabilities	$63			$98			$27

TOTAL LIABILITIES	6,412			6,555			5,421

Redeemable noncontrolling interest	53			56			3

STOCKHOLDERS' EQUITY	858			846			825

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,323			$7,456			$6,249

NET INTEREST SPREAD			1.51%			1.78%			1.26%
NET INTEREST INCOME AND
NET INTEREST MARGIN		$31.1	1.69%		$36.6	1.96%		$24.2	1.54%

(*)	"n.m." means not meaningful.
(**)	Interest includes the amortization of free-standing financial instruments of $0.1 million in 3Q13, and $3.4 million in 4Q12.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2013			December 31, 2012
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$635	$1.5	0.24%	$711	$1.9	0.26%
Loans, net of unearned income & deferred loan fees	5,934	193.0	3.21	5,064	181.1	3.52
Non-accrual loans	0	0.0	0.00	23	2.1	9.17
Trading assets	2	0.0	0.00	7	0.1	0.94
Investment securities	346	8.5	2.43	254	6.4	2.48
Investment funds	113	2.3	2.01	117	0.9	0.74

TOTAL INTEREST EARNING ASSETS	$7,028	$205.3	2.88%	$6,177	$192.4	3.06%

Non interest earning assets	77			55
Allowance for loan losses	(71)			(82)
Other assets	13			20

TOTAL ASSETS	$7,048			$6,169

INTEREST BEARING LIABILITIES
Deposits	$2,513	$12.4	0.49%	$2,258	$12.9	0.56%
Trading liabilities	7	0.0	0.00	10	0.0	0.00
Investment funds	0	1.8	n.m. (*)	0	0.1	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,275	26.9	1.17	1,126	20.7	1.81
Long-term borrowings and debt (**)	1,318	41.0	3.07	1,892	53.7	2.79

TOTAL INTEREST BEARING LIABILITIES	$6,112	$82.2	1.33%	$5,285	$87.5	1.63%

Non interest bearing liabilities and other liabilities	$61			$76

TOTAL LIABILITIES	6,173			5,361

Redeemable noncontrolling interest	29			4

STOCKHOLDERS' EQUITY	846			804

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,048			$6,169

NET INTEREST SPREAD			1.55%			1.44%
NET INTEREST INCOME AND NET INTEREST MARGIN		$123.1	1.75%		$105.0	1.70%

(*)	"n.m." means not meaningful.
(**)	Interest includes the amortization of free-standing financial instruments of $2.6 million in 2013, compare to $5.0 million in 2012, as well as the $2.6 million accelerated amortization of debt commissions registered in 2013.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/13	DEC 31/13	SEP 30/13	JUN 30/13	MAR 31/13	DEC 31/12	DEC 31/12

INCOME STATEMENT DATA:
Interest income	$205,303	$49,932	$56,003	$50,964	$48,404	$49,577	$192,437
Interest expense	(82,211)	(18,864)	(19,410)	(21,552)	(22,385)	(25,329)	(87,460)
NET INTEREST INCOME	123,092	31,068	36,593	29,412	26,019	24,248	104,977
Reversal of provision (provision) for loan losses	1,598	677	(3,901)	2,651	2,171	8,332	8,343

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	124,690	31,745	32,692	32,063	28,190	32,580	113,320
OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(381)	2,031	5,136	(5,111)	(2,437)	1,536	4,046
Fees and commissions, net	13,669	4,681	3,754	2,835	2,399	3,283	10,021
Derivative financial instrument and hedging	353	54	(559)	1,374	(516)	(470)	71
Recoveries, net of impairment of assets	108	108	0	0	0	0	0
Net gain (loss) from investment funds trading	(6,702)	(4,974)	(8,075)	5,078	1,269	3,113	7,011
Net gain (loss) from trading securities	3,221	(59)	69	(1,565)	4,776	(241)	11,234
Net gains on sale of securities available-for-sale	1,522	561	0	846	115	0	6,030
Net gain (loss) on foreign currency exchange	(3,834)	(24)	(654)	1,440	(4,596)	321	(10,525)
Gain on sale of premises and equipment	0	0	0	0	0	0	5,626
Other income, net	2,232	735	407	505	585	856	2,986

NET OTHER INCOME	10,188	3,113	78	5,402	1,595	8,398	36,500

TOTAL OPERATING EXPENSES:	(54,306)	(13,641)	(12,894)	(14,319)	(13,452)	(16,225)	(55,814)

Net income from continuing operations	80,572	21,217	19,876	23,146	16,333	24,753	94,006

Net income (loss) from discontinued operations	(4)	0	0	23	(27)	(89)	(681)

Net income	$80,568	$21,217	$19,876	$23,169	$16,306	$24,664	$93,325

Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	(2,693)	(2,950)	1,446	12	86	293

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$84,753	$23,910	$22,826	$21,723	$16,294	$24,578	$93,032

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Basic earnings per share	$2.21	$0.62	$0.59	$0.57	$0.43	$0.64	$2.46
PERFORMANCE RATIOS
Return on average assets	1.2%	1.3%	1.2%	1.3%	1.0%	1.6%	1.5%
Return on average stockholders' equity	10.0%	11.0%	10.7%	10.3%	7.9%	11.9%	11.6%
Net interest margin	1.75%	1.69%	1.96%	1.72%	1.62%	1.54%	1.70%
Net interest spread	1.55%	1.51%	1.78%	1.51%	1.38%	1.26%	1.44%
Operating expenses to average assets	0.77%	0.74%	0.69%	0.84%	0.84%	1.03%	0.90%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/13	DEC 31/12	DEC 31/13	SEP 30/13	DEC 31/12

COMMERCIAL DIVISION:

Net interest income (1)	$115.1	$110.0	$27.8	$31.4	$28.6
Non-interest operating income (2)	15.3	12.2	5.2	4.1	4.0
Operating expenses (3)	(40.9)	(38.3)	(10.3)	(10.4)	(11.4)
Net operating income (4)	89.5	83.9	22.7	25.1	21.2
Reversal of provision for loan and off-balance sheet credit losses, net	1.2	12.4	2.7	1.2	9.9
Recoveries, net of impairment of assets	0.1	0.0	0.1	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$90.8	$96.3	$25.5	$26.3	$31.1

Average interest-earning assets (5)	5,933	5,092	6,121	6,317	5,414
End-of-period interest-earning assets (5)	6,142	5,709	6,142	6,185	5,709

TREASURY DIVISION:

Net interest income (loss) (1)	$8.0	$(5.0)	$3.3	$5.2	$(4.4)
Non-interest operating income (loss) (2)	(4.8)	14.6	(4.2)	(9.2)	2.9
Operating expenses (3)	(13.4)	(17.5)	(3.4)	(2.5)	(4.8)
Net operating loss (4)	(10.2)	(7.9)	(4.3)	(6.5)	(6.3)

Net loss	(10.2)	(7.9)	(4.3)	(6.5)	(6.3)
Net income (loss) attributable to the redeemable noncontrolling interest	(4.2)	0.3	(2.7)	(2.9)	0.1

NET LOSS ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$(6.0)	$(8.2)	$(1.6)	$(3.6)	$(6.4)

Average interest-earning assets (6)	1,095	1,085	1,181	1,089	844
End-of-period interest-earning assets (6)	1,326	1,035	1,326	1,377	1,035

CONSOLIDATED:

Net interest income (1)	$123.1	$105.0	$31.1	$36.6	$24.2
Non-interest operating income (2)	10.5	26.8	1.0	(5.1)	6.9
Operating expenses (3)	(54.3)	(55.8)	(13.7)	(12.9)	(16.2)
Net operating income (4)	79.3	76.0	18.4	18.6	14.9
Reversal of provision for loan and off-balance sheet credit losses, net	1.2	12.4	2.7	1.2	9.9
Recoveries, net of impairment of assets	0.1	0.0	0.1	0.0	0.0
Net income - business segments	80.6	88.4	21.2	19.8	24.8
Net income (loss) attributable to the redeemable noncontrolling interest	(4.2)	0.3	(2.7)	(2.9)	0.1

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENTS	$84.8	$88.1	$23.9	$22.8	$24.7
Other income unallocated - Gain on sale of premises and equipment	0.0	5.6	0.0	0.0	0.0
Net loss from discontinued operations	0.0	(0.7)	0.0	0.0	(0.1)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$84.8	$93.0	$23.9	$22.8	$24.6

Average interest-earning assets	7,028	6,177	7,302	7,406	6,259
End-of-period interest-earning assets	7,468	6,744	7,468	7,562	6,744

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets and gains on sale of premises and equipment.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the investment funds.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC13		30SEP13		31DEC12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$190	2.7	$382	5.5	$222	3.6	$(192)	$(32)
BELGIUM	0	0.0	35	0.5	31	0.5	(35)	(31)
BRAZIL	1,805	25.8	1,842	26.5	1,842	29.9	(37)	(37)
CHILE	532	7.6	313	4.5	319	5.2	219	213
COLOMBIA	838	12.0	681	9.8	488	7.9	157	350
COSTA RICA	418	6.0	450	6.5	198	3.2	(32)	220
DOMINICAN REPUBLIC	191	2.7	237	3.4	112	1.8	(46)	79
ECUADOR	280	4.0	246	3.5	254	4.1	34	26
EL SALVADOR	123	1.8	85	1.2	67	1.1	38	56
FRANCE	101	1.4	2	0.0	60	1.0	99	41
GUATEMALA	243	3.5	341	4.9	273	4.4	(98)	(30)
HONDURAS	74	1.1	47	0.7	71	1.2	27	3
JAMAICA	61	0.9	40	0.6	10	0.2	21	51
MEXICO	572	8.2	775	11.2	547	8.9	(203)	25
NETHERLANDS	33	0.5	82	1.2	77	1.2	(49)	(44)
NICARAGUA	8	0.1	4	0.1	10	0.2	4	(2)
PANAMA	349	5.0	298	4.3	390	6.3	51	(41)
PARAGUAY	102	1.5	71	1.0	27	0.4	31	75
PERU	662	9.5	602	8.7	845	13.7	60	(183)
TRINIDAD & TOBAGO	148	2.1	205	3.0	119	1.9	(57)	29
UNITED STATES	28	0.4	5	0.1	3	0.0	23	25
URUGUAY	196	2.8	166	2.4	109	1.8	30	87
VENEZUELA	2	0.0	1	0.0	23	0.4	1	(21)
MULTILATERAL ORGANIZATIONS	41	0.6	34	0.5	63	1.0	7	(22)
OTHER	1	0.0	1	0.0	10	0.2	0	(9)

TOTAL CREDIT PORTFOLIO (1)	$6,998	100%	$6,945	100%	$6,170	100%	$53	$828

UNEARNED INCOME AND COMMISSION (2)	(7)		(6)		(7)		(1)	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,991		$6,939		$6,163		$52	$828

(1)	Includes book value of loans, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT X

 COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC13		30SEP13		31DEC12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$190	2.9	$382	5.8	$222	3.7	$(192)	$(32)
BELGIUM	0	0.0	35	0.5	31	0.5	(35)	(31)
BRAZIL.	1,731	26.1	1,757	26.7	1,797	30.2	(26)	(66)
CHILE	491	7.4	288	4.4	316	5.3	203	175
COLOMBIA	740	11.2	601	9.1	459	7.7	139	281
COSTA RICA	411	6.2	445	6.8	198	3.3	(34)	213
DOMINICAN REPUBLIC	191	2.9	237	3.6	112	1.9	(46)	79
ECUADOR	280	4.2	246	3.7	254	4.3	34	26
EL SALVADOR	123	1.9	85	1.3	67	1.1	38	56
FRANCE	101	1.5	2	0.0	60	1.0	99	41
GUATEMALA	243	3.7	341	5.2	273	4.6	(98)	(30)
HONDURAS	74	1.1	47	0.7	71	1.2	27	3
JAMAICA	61	0.9	40	0.6	10	0.2	21	51
MEXICO	539	8.1	720	10.9	525	8.8	(181)	14
NETHERLANDS	33	0.5	82	1.2	77	1.3	(49)	(44)
NICARAGUA	8	0.1	4	0.1	10	0.2	4	(2)
PANAMA	320	4.8	249	3.8	336	5.6	71	(16)
PARAGUAY	102	1.5	71	1.1	27	0.5	31	75
PERU	622	9.4	579	8.8	844	14.2	43	(222)
TRINIDAD & TOBAGO	143	2.2	200	3.0	119	2.0	(57)	24
UNITED STATES	28	0.4	5	0.1	3	0.1	23	25
URUGUAY	196	3.0	166	2.5	109	1.8	30	87
VENEZUELA	2	0.0	1	0.0	23	0.4	1	(21)
OTHER	1	0.0	1	0.0	10	0.2	0	(9)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,630	100%	$6,584	100%	$5,953	100%	$46	$677

UNEARNED INCOME AND COMMISSION (2)	(7)		(6)		(7)		(1)	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,623		$6,578		$5,946		$45	$677

(1)	Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31DEC13	30SEP13	31DEC12	(A) - (B)	(A) - (C)

BRAZIL	$74	$85	$45	$(11)	$29
CHILE	41	25	3	16	38
COLOMBIA	98	80	29	18	69
COSTA RICA	7	5	0	2	7
MEXICO	33	55	22	(22)	11
PANAMA	29	49	54	(20)	(25)
PERU	40	23	1	17	39
TRINIDAD & TOBAGO	5	5	0	0	5
MULTILATERAL ORGANIZATIONS	41	34	63	7	(22)

TOTAL TREASURY PORTOFOLIO (1)	$368	$361	$217	$7	$151

(1)	Includes securities available for sale and held to maturity, and trading assets. Excludes the Bank's invesments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	4QTR13	3QTR13	4QTR12	(A) - (B)	(A) - (C)

ARGENTINA	$88	$94	$41	$(6)	$47
BELGIUM	0	65	64	(65)	(64)
BRAZIL	293	332	361	(39)	(68)
CHILE	250	149	187	101	63
COLOMBIA	431	222	250	209	181
COSTA RICA	233	329	128	(96)	105
DOMINICAN REPUBLIC	220	272	222	(52)	(2)
ECUADOR	264	244	227	20	37
EL SALVADOR	46	39	51	7	(5)
FRANCE	264	109	59	155	205
GUATEMALA	141	217	241	(76)	(100)
HONDURAS	59	34	58	25	1
JAMAICA	61	56	23	5	38
MEXICO	497	420	725	77	(228)
NETHERLANDS	33	73	40	(40)	(7)
PANAMA	100	152	163	(52)	(63)
PARAGUAY	42	50	22	(8)	20
PERU	301	275	511	26	(210)
TRINIDAD & TOBAGO	57	123	80	(66)	(23)
UNITED STATES	23	5	23	18	0
URUGUAY	60	9	9	51	51
VENEZUELA	2	0	17	2	(15)
MULTILATERAL ORGANIZATIONS	9	0	20	9	(11)
OTHER	8	2	7	6	1

TOTAL CREDIT DISBURSED (1)	$3,482	$3,271	$3,529	$211	$(47)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).